

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2023

Ricardo Ramos
Chief Executive Officer
Chemical & Mining Company of Chile, Inc.
El Trovador 4285, 6th floor
Santiago, Chile +56 2 2425 2000

      Re: Chemical and Mining Company of Chile, Inc.
          Form 20-F for the Fiscal Year ended December 31, 2022
          Filed April 26, 2023
          File No. 033-65728

Dear Ricardo Ramos:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation